February 5, 2018

By EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Gabor, Division of Corporation Finance
Erin Jaskot, Division of Corporation Finance

Re:	1347 Property Insurance Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
Filed January 8, 2018
File No. 333-222470

Dear Ladies and Gentlemen,

On behalf of the Company, we are writing in response to your letter dated January 19, 2018 relating to the Registration Statement. This letter includes your comments in bold with the Company’s responses below, which responses correspond with the headings and comment numbers in your letter. In response to your comments, we have amended the Registration Statement, as appropriate, and filed a marked copy of the amended Registration Statement with the Securities and Exchange Commission for your convenience.

Cover Page

1.	We note that there is no established public trading market for the Preferred Stock. Please revise the cover page and throughout the prospectus to disclose a fixed price at which you intend to sell the Preferred Stock. Refer to Item 501(b)(3) of Regulation S-K.

The Company has filed Amendment No. 1 to the Registration Statement with the requested information.

2.	We note your disclosure on the prospectus cover page that if your Nasdaq listing application is approved, you expect trading to commence within 30 days following the initial issuance of the Preferred Stock. Please clearly state on the cover page and elsewhere as appropriate whether approval of the listing is a condition to the offering.

The Registration Statement has been updated in response to your comment.

February 5, 2018

Compensation of Executive Officers, page 66

3.	Please update executive compensation and director compensation to reflect data for the last completed fiscal year. Please refer to Question 117.05 of the Compliance and Disclosure Interpretations for Regulation S-K.

The Company has filed Amendment No. 1 to the Registration Statement including such data for the last completed fiscal year.

Incorporation by Reference, page 93

4.	We note that you incorporate information by reference into your registration statement. However, to be eligible to incorporate by reference, you must have filed your annual report required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed fiscal year. See General Instruction VII.C to Form S-1. Please amend the registration statement to include all disclosure required by Form S-1, or, in the alternative, file your Form 10-K for the fiscal year ended December 31, 2017.

We confirm that the Registration Statement includes all disclosure required by Form S-1.

If you have any questions regarding these responses or require any additional information, please contact Jurgita Ashley of Thompson Hine LLP, at 216-566-8928 or via Jurgita.Ashley@ThompsonHine.com.

Sincerely,

1347 PROPERTY INSURANCE HOLDINGS, INC.

By:	/s/ John S. Hill
Name:	John S. Hill
Title:	Vice President, Chief Financial Officer and Secretary

Telephone:	(813) 579-6213
E-mail:	jhill@maisonins.com

cc: Jurgita Ashley, Thompson Hine LLP